Exhibit 99.1

[LOGO OF THESTREET.COM]

TheStreet.com, Inc.
14 Wall Street
New York, NY 10005

April 1, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, TheStreet.com, Inc. has obtained a letter of representation from Arthur Andersen LLP ("Andersen") stating that the December 31, 2001 audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel of foreign affiliates of Andersen is not relevant to this audit.

                      Very truly yours,

                      /s/ Lisa A. Mogensen

                      Lisa A. Mogensen
                      Chief Financial Officer